(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-23280
CUSIP Number 64124W106

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Neurobiological Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

2000 Powell Street, Suite 800

Address of Principal Executive Office (Street and Number)

Emeryville, California, 94608

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Neurobiological Technologies, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2006 (the “2006 Form 10-K”). The Company is unable, without unreasonable effort and expense, to file the 2006 Form 10-K on a timely basis because of the previously announced restatement of the Company’s historical financial statements. As reported by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 5, 2006, the Audit Committee of the Company’s Board of Directors determined, on August 29, 2006, that the Company’s audited financial statements for the fiscal year ended June 30, 2005, unaudited financial statements for each of the four quarterly periods during the fiscal year ended June 30, 2005, and unaudited financial statements for the quarterly periods ended September 30, 2005, December 31, 2005 and March 31, 2006 should be restated in order to record as an expense the acquisition costs assigned to certain tangible and intangible assets acquired in connection with the Company’s acquisition of Empire Pharmaceuticals, Inc. in July 2004. Accordingly, the Company intends to file, no later than September 28, 2006, the 2006 Form 10-K, which will reflect the restated results for the year ended June 30, 2005, each of the quarterly periods during the year ended June 30, 2005, and the quarterly periods ended September 30, 2005, December 31, 2005 and March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig Carlson
Vice President and Chief Financial Officer (Name)	(510) (Area Code)	595-6000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The effects of the restatement of the Company’s financial statements for fiscal year ended June 30, 2005 and the first three quarters of the fiscal year ended June 30, 2006 are described in the Company’s Current Report on Form 8-K, filed on September 5, 2006.

SIGNATURE

Neurobiological Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Neurobiological Technologies, Inc.

Date: September 13, 2006	By:	/s/ Craig Carlson
Craig Carlson
Vice President and Chief Financial Officer